May 11, 2007

VIA EDGAR

Mr. Christian N. Windsor

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Hometown Bancorp, Inc.
Registration Statement on Form SB-2
Filed March 16, 2007
File No. 333-141351

Dear Mr. Windsor:

On behalf of Hometown Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form SB-2 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2 filed on April 27, 2007.

The Amended Registration Statement is filed in response to the staff’s comment letter issued on May 9, 2007. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application on Form MHC-2.

Lending Activities, One to Four-Family Residential Loans, page 37

Comment No. 1

We note your response to our former comment 18; however, your disclosure remains too broad. Please disclose specifically what underwriting criteria you have. Although you sell the loans without recourse, there may be some time before the loans are sold or immediately after the loans are sold that you may be liable, particularly if your underwriting guidelines are unreasonable. For example, you cite multiple guidelines that

Mr. Christian N. Windsor

May 11, 2007

you follow but do not give any specific thresholds that you may have in place for minimizing the possibility of default.

Response to Comment No. 1

The requested disclosure has been added to pages 37-38 of the prospectus in response to this comment.

Executive Compensation, page 66

Comment No. 2

We note your response to our former comment number 28, however, it is not apparent that you have addressed the details of your bonus plan. Please advise staff where you have made this disclosure or revisit our former comment 28.

Response to Comment No. 2

The requested disclosure has been added to pages 67-68 of the prospectus in response to this comment.

Subscriptions by Executive Officers and Directors, page 70

Comment No. 3

We note your response to our former comment 31; however, your footnote should address the particular qualifications of the directors purchasing shares. You have stated that directors are purchasing shares based on “qualifying deposit account balances as of the eligibility record” but according to your purchase limitations, these directors must be purchasing with members of a group in order to take advantage of the increased maximum. Please disclose the members of the groups involved in the purchases by each director exceeding the maximum purchase limitation.

Response to Comment No. 3

The requested disclosure has been added to page 71 of the prospectus in response to this comment.

Mr. Christian N. Windsor

May 11, 2007

* * * * *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone Lawrence M.F. Spaccasi or the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Christina M. Gattuso

Christina M. Gattuso

Enclosures

cc:	Edwin Adames, Securities and Exchange Commission

John P. Nolan, Securities and Exchange Commission

Kathryn McHale, Securities and Exchange Commission

Roger M. Smith, Office of Thrift Supervision, DC (w/o enclosures)

David Permut, Office of Thrift Supervision, DC (w/o enclosures)

Karen Marcotte, Office of Thrift Supervision, DC (w/o enclosures)

Lauren S. Yablonsky, Office of Thrift Supervision, NE (w/o enclosures)

Thomas F. Gibney, Hometown Bancorp, Inc.

Lawrence M.F. Spaccasi, Esq.

Joseph J. Bradley, Esq.